November 25,
2024

Haicheng Xu
Chief Executive Officer
Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue
Laishan District, Yantai, Shandong Province
People   s Republic of China 264600

        Re: Decent Holding Inc.
            Amendment No. 1 to Registration Statement on Form F-1
            Filed October 12, 2024
            File No. 333-282509
Dear Haicheng Xu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form F-1
Risk Factors
Risks Related to Our Ordinary Shares and this Offering
If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market..., page 52

1. We note your disclosure that you will seek to have your securities approved for listing on the Nasdaq Capital Market upon the consummation of the Offering, but you cannot guarantee you will be able to meet the initial listing requirements. However, on the
       Cover Page you provide the offering is contingent upon your listing the ordinary shares on Nasdaq or another national exchange. If correct, please revise your risk
 November 25, 2024
Page 2

       factor to detail that if you are unable to meet the initial listing requirements, and do not list on a national exchange, you will be unable to complete this offering.
Our Ordinary Shares are expected to initially trade under $5.00 per share and thus, would be known as a "penny stock"..., page 53

2. Please revise this risk factor to disclose that you could be considered a penny stock if you are delisted. As it appears that this offering is contingent upon you listing your
       Ordinary Shares on Nasdaq or another national exchange, you will not be considered a
       "penny stock" as long as you are listed on a national exchange. See Exchange Act
       Rule 3a51-1.
Capitalization, page 57

3. Please revise to exclude cash from the Total Capitalization amounts in Actual and proforma columns or tell us why it is not required.
Index to Consolidated Financial Statements, page F-1

4. Please revise to include audited financial statements for the year ended October 31,
       2024, or tell us why they are not required. Refer to guidance in Item 8.A.4 and
       Instructions to Item 8.A.4 of Form 20-F.
       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Yarona Yieh